

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 4, 2015

Eric S. Purple
K&L Gates LLP
1601 K Street N.W.
Washington, DC 20006

Re: Janus Detroit Street Trust (the "Trust")
       Registration Statement on Form N-1A
       File Numbers: 333-207814; 811-23112

Dear Mr. Purple:

We have reviewed the registration statement (the "Registration Statement") on Form N-1A filed November 5, 2015, with the Commission on behalf of the above-referenced registrant. The filing was made for the purpose of registering shares of four series of the Trust: Janus Small Cap Growth Alpha ETF and Janus Small/Mid Cap Growth Alpha ETF (the "Equity ETF Funds"), and Janus Velocity Tail Risk Hedged Large Cap ETF and Janus Velocity Volatility Hedged Large Cap ETF (the "Velocity ETF Funds", and collectively with the Equity ETF Funds, the "Funds") under the Securities Act of 1933 and the Investment Company Act of 1940 (the "1940 Act"). Our comments are set forth below. Where appropriate, please consider a comment made with respect to one Fund applicable to the other Fund. Please also consider a comment made with respect to one section of the registration statement applicable to similar disclosure elsewhere in the registration statement.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please note that the name of the registrant that is stated on From N-8A and Form N-1A, "Janus Detroit Street Trust," is different from the name of the EDGAR filer, "Janus ETF Trust." Please ensure that the name of the Trust is correct.

3. Please confirm to the Staff in your response letter that the disclosure in the Registration Statement is consistent with the Trust's exemptive application, filed in order to operate as an ETF. Specifically, confirm that the application fully discusses the non-index management strategies, including the use of derivatives.

4. Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make certain that the signature page meets the requirements of Section 6(a).

Equity ETF Funds' Prospectuses

General

5. With respect to the Equity ETF Funds, please explain how the Index Provider identifies the universe of potential issuers to be included in the corresponding Underlying Index. Specifically, please explain whether, in constituting the Underlying Indices for the Equity ETF Funds, the Index Provider will use another index to determine whether a particular company should be included in initial "universe" of issuers. The principal strategy sections for the Equity ETF Funds also indicate a market capitalization range. Please explain to the Staff how the Registrant proposes to handle situations in which a particular issuer is not within the cited capitalization ranges but continues to be listed in the applicable Reference Index. We may have additional comments.

Fees and Expenses of the Fund

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6. Please provide the fee table for each Fund in your response letter.

7. The fee tables for both Equity ETF Funds include a separate line item for Acquired Fund Fees and Expenses. To what extent do the Funds expect to invest in other investment companies? We may have additional comments.

Principal Investment Strategies

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8. With respect to each Fund, it is stated that the Index Provider scores each of the stocks in the universe of issuers that are identified for inclusion in the Underlying Index by evaluating each stock "based on fundamental measures of their growth, profitability and capital efficiency, and selects the top 10% of such eligible stocks scoring the highest using a proprietary quantitative methodology." To arrive at the top 10%, each security in the universe of potential index components is assigned a score in different fundamental

factors. Please provide additional description of the "fundamental factors" and how these factors are calculated generally. Please include disclosures in the appropriate sections of the Prospectus and SAI. We may have additional comments.

9. To what extent will the Underlying Indices of the Equity ETF Funds include securities of foreign issuers? Please include appropriate risk disclosures if applicable.

10. With respect to each of the Equity ETF Funds, it is disclosed that Janus Capital expects that "over time, if the Fund has sufficient assets, the correlation between the Fund's performance, before fees and expenses, and that of the Underlying Index will be 95% or better." Please reconcile the statement with the terms of the Trust's exemptive order, which does not contain any qualification with respect to the Funds' annual tracking error. We may have additional comments.

11. The disclosure states that "[t]o the extent that the Underlying Index concentrates (i.e. holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent as its Underlying Index." Please include disclosure whether each Underlying Index is concentrated in a particular industry or sector and indicate as of what date.

12. To what extent will each of the Equity ETF Funds invest in securities that are not included in the Underlying Indices? The Prospectuses for the Equity ETF Funds state that each Fund may also purchase investments that are not included in the Underlying Index, but which Janus capital believes will help the Funds track the corresponding Underlying Index, such as "stocks, shares of other investment companies, cash and cash equivalents, including money market funds."

Furthermore, the "Additional Investment Strategies and General Portfolio Policies" sub-section of the Prospectuses includes an additional statement that "Janus may also choose to hold non-Underling Index stocks due to an optimization methodology to more efficiently track the Underlying Index." The Staff notes that the Trust's exemptive order includes the following representation:

> "Each Fund, or its respective Master fund, may also invest up to 20% of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective Underling Index and its Component Securities, cash and cash equivalents, other investment companies, as well as other instruments not included in the its Underlying Index but which the applicable Adviser believes will help the Fund track its Underlying Index."

Please explain to the Staff whether the Prospectus disclosures noted above are consistent with the Trust's exemptive order. Also, please explain in plain English how the optimization methodology is constructed and implemented.

Principal Investment Risks

General

13. Please note that the risks disclosures that are included in response to Item 4 of Form N-1A are intended to summarize the information given in response to Item 9(c). The Prospectuses currently include additional disclosures that are provided under Item 9(c), for example, real estate securities risk, that are not mentioned in the Principal Investment Risks section. Please ensure that all principal risks are adequately disclosed in Item 4. Specifically, please ensure that the Principal Investment Risks section addresses risks posed by potential absence of an active market for the Funds' shares, risks associated with active trading in the Fund shares, and risks associated with Fund shares trading at prices other than NAV.

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Concentration Risk

14. The disclosure indicates that a Fund may be concentrated in a particular industry or a sector "to the extent that the Index concentrates in the securities of issuers in a particular industry or sector." Please clarify that a Fund will not concentrate if the applicable Index does not concentrate.

Purchase and Sale of Fund Shares

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15. The disclosure states that the Funds will issue or redeem Creation Units in exchange for portfolio securities included in the Fund's Underlying Index and/or cash. If the Funds expect to effect creations and redemptions partially for cash, rather than primarily for in-kind securities, the Principal Investment Risk section should clarify that investments in the Funds may be less tax-efficient than an investment in a conventional ETFs, which generally are able to make in-kind redemptions and avoid realizing gains in connection with transactions designed to raise cash to meet redemption requests.

Additional Investment Strategies and General Portfolio Policies

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16. The third paragraph of the sub-section states that some of the strategies and policies that are discussed therein "may be part of a principal strategy," while other strategies and policies may be utilized to a lesser extent. Please note that Item 9(c) of Form N-1A requires the Funds to disclose the principal risks of investing in the Fund. The discussion of non-principal strategies and policies should be delegated to the Statement of Additional Information. Also see Comment 10 above.

Velocity ETF Funds' Prospectuses

General

17. Please see Comments 6, 13 and 16 above and provide responses with respect to the Velocity ETF Funds.

18. The Staff notes that the names of the Velocity ETF Funds contain terms that implicate the provisions of Rule 35d-1. The disclosure also states the Funds will seek to achieve their investment objectives by investing "at least 80% of [their] net assets (plus any borrowings for investment purposes) in the Underlying Index ETFs." The Funds also intend to invest 15%, but may invest up to 20%, of their net assets in swap agreements or other derivatives instead of investing directly in the Underlying Index ETFs. In your response, please explain how the Fund's derivatives positions are taken into account when determining the Funds' compliance with the policy to invest at least 80% of their assets in the corresponding Underlying Index ETFs. Specifically, please explain to what extent each of the Velocity ETF Funds may invest in securities that are not included in the Underlying Indices. We may have additional comments.

Prospectus - Janus Velocity Tail Risk Hedge Large Cap ETF

Principal Investment Strategies – the Underlying Index and its Allocation

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19. The Fund's name, as well as disclosure in various sections of the prospectus for Janus Velocity Tail Risk Hedge Large Cap ETF, implies that the Fund is designed to provide a hedge against "tail risk" events on the S&P 500 Index. The Underlying Volatility ETFs, however, are tied to the performance of the S&P 500 VIX Short-Term Futures Index, which measures the market's expectation of 30-day volatility in the S&P 500 Index. The Underlying Volatility ETFs do not hedge against "tail risk" events on the S&P 500 Index, as market perceptions may either fail to anticipate such events or, conversely, may reflect a high level of expected volatility without the occurrence of a "tail risk" event. Please use a more appropriate name for the Fund and revise the relevant disclosure in the section describing the Fund's principal investment strategies. Further, please revise the statement that the Short-Term VIX Futures Index is designed to "track changes for the VIX one month into the future" to explain that the index reflects changes in expected volatility, not the actual volatility of the S&P 500 Index.

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20. The Prospectus states that the Volatility Component is "structured in a manner intended to benefit from sharp movements, over multiple trading days, in either direction by Short-Term VIX Futures, but will likely benefit more from a multi-day sharp upward movement that a multi-day sharp downward movement." Please explain that, as a result of the 35% net long target allocation between the Underlying Volatility ETFs, the Fund is

expected to benefit from a sharp increase upward in expected volatility, which in turn may result from market expectations of sharp movements of the S&P 500 Index in either direction. Given the Fund's 35% net long target allocation, please explain in your response how the Fund is expected to benefit from sharp downward movements in Short-Term VIX Futures. We may have additional comments.

Principal Investment Strategies – the Underlying Index and its Allocation

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21. The disclosure for both Velocity ETF Funds states that each Fund will attempt to replicate their respective Underlying Index by investing in "(a) shares of the Underlying Large Cap ETFs, and (b) one or more swaps or other instruments designed to provide exposure to the performance of the Underlying Volatility ETFs and/or the leveraged and/or inverse exposure to the Short-Term VIX Futures directly." Please describe with specificity what "other instruments" may be used by the Funds to obtain exposure to the Underlying Volatility ETFs.

To the extent the Funds intend to obtain leveraged and/or inverse exposure to Short-Term VIX Futures directly, please explain why the Funds are not required to obtain exemptive relief. We may have additional comments.

22. Please include additional disclosure to explain how each Underlying Volatility ETF's performance correlates to increases and decreases in volatility of the Short-Term VIX Futures and also in a flat market environment.

Principal Investment Risks

General

23. The section should include additional disclosure regarding the costs associated with investing in swaps, including a statement that the cost of investing in swaps is an indirect expense of the Funds that is not included in the Fee Table. In your response, please include an estimate of the embedded cost of the swap positions, expressed as a percentage of the Fund's net assets. We may have additional comments.

24. The Principal Investment Risks sections should include additional disclosure regarding risks posed by investments in ETFs specifically, i.e. the risk of buying ETF shares at a premium to NAV or selling at a discount. The disclosure should be tailored to the risk profile of the Funds and explain that such risk are amplified because the Funds intend to redeem Creation Units partially for cash, which may result in the Funds liquidating positions at inopportune times.

Non-Correlation Risk

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25. The disclosure explains that the Fund will not be able to invest in all securities included in the Underlying Index due to legal and regulatory rules and limitations. Please explain in detail that the limitations apply to direct investments by the Fund in the Underlying Volatility ETFs, which are treated as "qualified publicly traded partnerships" for tax purposes and may impact the Fund's qualification as a regulated investment company under Subchapter M of the Internal Revenue Code.

    The risk section also explains that the Fund may sell certain securities to realize losses for tax efficiency purposes. In your response, please explain in detail under what circumstances and for what purposes such sales may be implemented. We may have additional comments.

Risk of Leveraged and Inverse Investment

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26. The disclosure states that while the Underlying Index, and thus the Fund's, target net allocation to the Short-Term VIX Futures is 35% long, the Fund's net exposure to volatility may nonetheless be short at any point in time. Please explain that the Fund's exposure may result in a short position to the Short-Term VIX Futures because daily market movements in the Short-Term VIX Futures would result in deviation from the target net allocation of the Underling Index, which is rebalanced only monthly to bring the allocation within the target.

Purchase and Sale of Fund Shares

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27. Please explain that the Funds will need to issue and redeem Creation Units partially for cash because the Funds invest a portion of their assets in swaps.

Additional Investment Strategies and General Portfolio Policies

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    The section includes a statement that although the Fund will invest 80% of its net assets in Underlying Index ETFs and up to 20% of its net assets in derivative instruments, the Fund may invests its remaining assets in "money market instruments, including repurchase agreements or other funds which invest exclusively in money market instruments, convertible securities, structured notes, and in options and futures contracts." The disclosure also explains that the Fund may utilize options and futures "in seeking

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performance that corresponds to its Underlying Index and in managing cash flows." The section describing the Fund's principal investment strategy states that the Fund's only direct use of derivatives is to obtain exposure to the Underlying Volatility ETFs and/or the leveraged and/or inverse exposure to the Short-Term VIX Futures directly. See Comment 18 above and please also explain whether investments the statement is consistent with representations in the Trust's exemptive order (see Comment 12 above). Please confirm that the principal investment strategies section accurately describes the principal investment products to be utilized by the Fund. See also Comments 16 and 21 above.

<u>Information Regarding the Underlying Index – How the Fund Attempts to Replicate its Underlying Index</u>

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28. The disclosure explains a correlation between "realized volatility" of the Short-Term VIX Futures and the Fund's returns: the higher realized volatility is, the lower the Fund's returns are expected to be in respect of the Volatility Component. Please revise the disclosure to explain the correlation in plain English. We may have additional comments.

29. The "Index Description" subsection indicates that the Underlying Index's volatility allocation "will be divided into 13 separate portions (each, a 'sub-portfolio')," each reflecting a position in the Underlying Volatility ETFs. Please explain how the sub-portfolios are constructed. We may have additional comments.

Prospectus - Janus Velocity Tail Risk Hedge Large Cap ETF

<u>General</u>

30. Please see Comments 21 through 29 above and provide responses with respect to the Fund.

<u>Principal Investment Strategies – the Underlying Index and its Allocation</u>

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31. The disclosure regarding the Fund's volatility strategy component states that the Fund is designed to hedge "tail risk" events in the S&P 500 Index, even though the net target allocation to the Underlying Volatility ETFs for this Fund is neutral. The section also states that the allocation of the Underlying Index is "designed to reflect the performance of the S&P 500 Index while also providing a hedging exposure against "volatility" on the S&P 500 Index. Please review the disclosure and ensure that it properly reflects the intended design of the Fund. See also Comment 19 above.

32. The Prospectus states that the Volatility Component is "structured in a manner intended to benefit from sharp movements in either direction by Short-Term VIX Futures." Please explain how the Fund will benefit from sharp movement in either direction, given the Fund's neutral target net allocation to Short-Term VIX Futures.

Equity ETF Funds' SAI

Investment Policies and Restrictions

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33. With respect to the Funds' fundamental policy regarding concentration, please revise the language to state that each Fund may not invest 25% or more of its total assets in any one particular industry or "group of industries."

Investment Strategies and Risks

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34. Taking into consideration that both Equity ETF Funds are classified as diversified, please consider removing the "Diversification" risk disclosure as non-diversification is not a risk that is applicable to the Equity ETF Funds.

Information About Each Underlying Index Provider and Disclaimers

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35. The disclosure explaining that the index provider has adopted procedures that it believes are reasonably designed to mitigate conflicts of interests is currently bracketed. Please explain whether the index provider intends to adopt appropriate policies and procedures and provide additional detail regarding such policies.

Creation and Redemption of Creation Units – Role of the Authorized Participant

36. The disclosure states that the Trust does not expect to enter into an Authorized Participant Agreement with more than a small number of DTC Participants. In the response, please disclose the number of authorized participants with whom the Trust intends to enter into relationships. Please consider if there is an AP Concentration Risk, and if so, provide an appropriate disclosure:

"The Fund may have a limited number of financial institutions that may act as Authorized Participants ("APs"). Only APs who have entered into agreements with the Fund's distributor may engage in creation or redemption transactions directly with the Fund. To the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in either of these cases, Shares may trade like closed-end fund shares at a discount to NAV and possibly face delisting."

Trustees and Officers – Variable Compensation

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37. The sub-section states that parts of the portfolio managers' compensation may be based on qualitative and quantitative factors, including short-term and long-term performance. Please identify any benchmark used to measure performance and state the length of the period over which performance is measures. See Item 20(b) of Form N-1A.

Velocity ETF Funds' SAI

General

38. See Comments 33, 35, 36 and 37 above.

Investment Strategies and Risks

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39. See Comment 34 above. Please tailor the disclosure to the Fund's classification (non-diversified).

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40. The sub-section titled "Restrictions on the Use of Futures Contracts and Options on Futures Contracts" states that in order for the Janus Capital to claim an exemption from being considered a CPO, each Fund's aggregate initial margin and premiums with respect to "swap transactions, commodity futures, commodity options or certain other derivatives for purposes other than bona fide hedging purposes" may not exceed 5% of the liquidation value of the Fund's portfolio or, alternatively, the aggregate net notional value of such instruments may not exceed 100% of the liquidation value of the Fund's portfolio. At the same time, the Funds intend to invest 15%, but may invest up to 20%, of their net assets in swap agreements or other derivatives instead of investing directly in the Underlying Index ETFs. Please explain how the Funds will comply with the exemption given their stated investment strategy.

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its Staff.

Notwithstanding our comments, please furnish a letter with respect to the Trust acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The Staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser